Exhibit 5.2

April 29, 2020

Dear Sirs/Mesdames:

Fortuna Silver Mines Inc.

Reference is made to the short form base shelf prospectus (the “Prospectus”) forming part of the Registration Statement on Form F-10 filed by Fortuna Silver Mines Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly, /s/ Blake, Cassels & Graydon LLP Blake, Cassels & Graydon LLP